TERYL RESOURCES CORP.

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC.V
Pink Sheet Symbol: TRYLF
12g3-2(b) # 82-2026

ENCOURAGING GOLD ASSAYS RECEIVED ON JOINT VENTURE

For Immediate Release: December 17, 2002, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC.V) wishes to announce receipt from our partner Kinross Gold Corp. (TSX:K; Amex: KGC) of encouraging drilling and surface exploration results at the Gil Joint Venture property in the Fairbanks Mining District, Alaska.

Table 1: Significant results from the 2002 Gil JV drilling and trenching program. All analytical work done by ALS Chemex.

Hole / Trench	Prospect	From (ft)	To (ft)	Thick (ft)	Gold (Au) opt	Gold (Au) gpt
GVC02-267	Sourdough Ridge	95	110	15	0.490	16.80
including	Sourdough Ridge	95	105	10	0.065	2.24
and	Sourdough Ridge	105	110	5	1.340	45.94
Trench 33050	Sourdough Ridge	15	25	10	0.118	4.03
and	Sourdough Ridge	80	100	20	0.042	1.42

The 2002 final report from Kinross Gold is still pending however the following conclusions can be drawn from the drilling on the newly discovered zone on the Sourdough Ridge prospect:

A new zone of mineralization was intercepted in the Sourdough Ridge prospect and consists of 15ft of 0.49 gold opt or 16.80 grams per ton, including a 5ft section of 1.34 ounces of gold per ton (45.94 grams) with anomalous arsenic and bismuth hosted at the contact between overlying but barren cal-silicate altered metamorphic rocks in thrust-contact with underlying sericite-altered muscovite schist. There is a possibility that the high-grade zone is located where an east-west trending high angle structure intersects with the favorable thrust horizon. Drilling completed this year and in previous years suggests the mineralization continues to the northeast, according to a recent report received by Teryl Resources Corp. consultant Avalon Development.

Kinross Gold officials have informed Teryl that details of the 2003 work programs and budget recommendations will be forthcoming and additional information will be released pending receipt of the balance of assays and 2002 Gil JV Final Report.

Teryl Resources Corp. also will be releasing information concerning plans to conduct an exploration and drilling program in early January 2003 on its 100% owned Westridge property and its 50% option from LinuxWizardry Systems, Inc. (OTC BB: LNXWF) on the Fish Creek property, both in the Fairbanks District. LinuxWizardry Systems, Inc. has an option to back in for a 25% interest on the Fish Creek property after $500,000 (U.S.) is spent by Teryl Resources Corp., subject to financing, to raise a minimum of $1,000,000 early next year.

Teryl Resources Corp. has four gold properties located in Fairbanks, Alaska mining division, of which one is joint-ventured with Kinross Gold. The properties include the Westridge Claims, 100% owned by Teryl Resources Corp. and the Fish Creek Claims, which are 50% optioned by Teryl Resources Corp. from LinuxWizardry Systems, Inc. (OTC: LNXWF). The Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. The Gil prospect joint venture, which consists of 80% Kinross and 20% Teryl, contains 10,700,000 drill indicated tons of 0.04 ounces per ton. Teryl Resources Corp. also has one joint venture silver prospect, with Reg Technologies, Inc.(TSX Venture: RRE.V), located in northern B.C., Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

3011- 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996   Fax: 604-278-3409   Toll Free: 800-665-4616   www.terylresources.com